RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 02-3-ICR
PIMCO Funds: Multi- Manager Series

Your letter of August 2, 2002, requests our assurance that we would not recommend that the Commission take any enforcement action under the Investment Company Act of 1940 if PIMCO Funds: Multi-Manager Series (the "Trust"), Allianz Dresdner Asset Management of America L.P.[1] ("ADAM of America" and, together with the Trust, the "Original Applicants"), and PIMCO Funds Advisors LLC ("PFA") rely on an exemptive order (the "Exemptive Order") issued to the Original Applicants.[2] Among other things, the Exemptive Order permits the Original Applicants to enter into and materially amend certain subadvisory agreements without shareholder approval, including agreements with subadvisers that are wholly owned subsidiaries of ADAM of America ("Wholly Owned Subadvisers"), subject to the terms and conditions of the Exemptive Order.[3]

You state that the Trust currently offers thirty-eight series (the "PIMCO Funds").[4] You state that ADAM of America serves as the investment adviser to the Funds (the "Adviser"). You state that, for various accounting and operational reasons, ADAM of America will become a holding company that does business solely through its direct and indirect wholly owned subsidiaries. You state that PFA is a wholly owned indirect subsidiary of ADAM of America and that, prior to November 1, 2002, PFA will replace ADAM of America as the Adviser (the "Transfer"). Currently, the ADAM of America employees who provide investment advisory services to the Trust are also employees of PFA. After the Transfer, these employees will become employees solely of PFA with the exception of one person who will be an officer of both companies. In addition, you state that the Transfer will not result in any changes in the nature of the services rendered to or the fee rates payable by the Trust. You state that the replacement of ADAM of America by its subsidiary PFA as Adviser means that the current Wholly Owned Subadvisers will no longer fall within the

1 Formerly PIMCO Advisors L.P.

2 PIMCO Funds: Multi-Manager Series and PIMCO Advisors L.P., Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (Aug. 14, 2000) (order).

3 The Exemptive Order also grants relief from certain disclosure requirements.

4 The Exemptive Order also granted relief with respect to future series of the Trust, and any other registered open-end management investment companies or series thereof (a) that are advised by ADAM of America and (b) which operate in substantially the same manner as the PIMCO Funds (together with the PIMCO Funds, the "Funds").

definition of "Wholly Owned Subadviser" under the terms of the Exemptive Order since they will be sister companies of the entity serving as the Adviser and not its wholly owned subsidiaries. You state that the Wholly Owned Subadvisers will continue to be wholly owned subsidiaries of ADAM of America, and that allowing PFA to rely on the Exemptive Order will allow them to continue to be treated as Wholly Owned Subadvisers under the Exemptive Order. PFA agrees to comply with the terms and conditions of the Exemptive Order as though such terms and conditions were imposed directly on PFA.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission if PFA and the Original Applicants rely on the Exemptive Order following completion of the Transfer. This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions on the questions presented. Facts or representations different from those presented in your letter might require a different conclusion.

Marilyn Mann
Senior Counsel
Office of Investment Company Regulation
August 6, 2002

ROPES & GRAY
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
PHONE: (617) 951-7000
FAX: (617) 951-7050
DIRECT DIAL: (617) 951-7567
GSPAYDE@ROPESGRAY.COM

August 2, 2002

RECEIVED
OFFICE OF INVESTMENT COMPANY REGULATION
AUG 06 2002

Nadya B. Roytblat, Esq.
Office of Investment Company Regulation
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: PIMCO Funds: Multi-Manager Series, et al.

Dear Ms. Roytblat:

On behalf of PIMCO Funds: Multi-Manager Series (the "Trust"), Allianz Dresdner Asset Management of America L.P. (formerly, PIMCO Advisors L.P.) ("ADAM of America" and, together with the Trust, the "Original Applicants") and PIMCO Funds Advisors LLC ("PFA"), we respectfully request that the Division of Investment Management (the "Staff") advise us that it will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action against the Original Applicants or PFA under the Investment Company Act of 1940, as amended (the "Act"), if, under the circumstances described below, PFA and the Original Applicants rely upon the existing exemptive order of the Commission granted to the Original Applicants on August 14, 2000 (the "Exemptive Order") (Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (August 14, 2000) (order)). Specifically, PFA proposes to assume ADAM of America's responsibilities as the investment adviser to the Funds (as defined below) (the "Adviser") and seeks to rely on the Exemptive Order which grants conditional relief from certain shareholder approval requirements of Section 15(a) of the Act and Rule 18f-2 under the Act, and from certain disclosure requirements, as discussed below. We respectfully submit that the granting of a no-action letter in this regard would be consistent with the public interest and the protection of investors.

Background Information

The Trust is a Massachusetts business trust registered under the Act as an open-end management investment company of the series type. The Trust currently offers thirty-eight series (each, a "PIMCO Fund" and collectively, the "PIMCO Funds").[1] ADAM of America is a Delaware limited partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). ADAM of America serves as the Adviser to the Funds. ADAM of America provides investment management services either directly or indirectly, including through subadvisers to the Funds ("Subadvisers") that are its "wholly owned subsidiaries" (as that term is defined in Section 2(a)(43) of the Act) (each, a "Wholly Owned Subadviser" and collectively, the "Wholly Owned Subadvisers"). ADAM of America is an indirect subsidiary of Allianz AG, a global and diversified financial services holding company headquartered in Munich, Germany.

PFA is a wholly owned (as that term is defined in Section 2(a)(43) of the Act) indirect subsidiary of ADAM of America. PFA is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Advisers Act. PFA is not currently serving as a Subadviser to any PIMCO Funds. If and when the no-action relief requested herein is granted, it is intended that PFA will replace ADAM of America as the Adviser. For various accounting and operational reasons, ADAM of America seeks to become a holding company that does business solely through its direct and indirect wholly owned subsidiaries.

By relying on the Exemptive Order, the Trust and ADAM of America are able to conduct their day-to-day business operations with lesser expense and greater efficiency to the Funds. The Exemptive Order provides that ADAM of America (as the Adviser) may, subject to the oversight of the board of trustees of the Trust (the "Board") but without obtaining shareholder approval: (i) terminate a Subadviser that is not an affiliated person of ADAM of America or the Funds, within the meaning of Section 2(a)(3) of the Act, except by virtue of serving as subadviser to a Fund ("Non-Affiliated Subadviser") and enter into a subadvisory agreement (a "Subadvisory Agreement") with another Non-Affiliated Subadviser; (ii) terminate a Wholly Owned Subadviser and enter into a Subadvisory Agreement with another Wholly Owned Subadviser; (iii) terminate a Wholly Owned Subadviser and enter into a Subadvisory Agreement with a Non-Affiliated Subadviser; or (iv) materially amend an existing Subadvisory Agreement with a Non-Affiliated Subadviser or a Wholly Owned Subadviser (all such transactions are referred to as "Eligible Subadviser Changes"). Other Subadviser changes (not already permitted by Commission rule or other Commission or Staff action), including material amendments to an existing Subadvisory Agreement with any Subadviser other than a Non-Affiliated Subadviser or a Wholly Owned Subadviser, and material amendments to the investment advisory agreement between ADAM of America and the Trust (the "Advisory Agreement") still require shareholder approval (all such transactions are referred to as "Ineligible Subadviser Changes").

[1] The Exemptive Order also granted relief with respect to future series of the Trust, and any other registered open-end management investment companies or series thereof (a) that are advised by ADAM of America and (b) which operate in substantially the same manner as the PIMCO Funds (together with the PIMCO Funds, the "Funds"). Currently, the PIMCO Funds are the only Funds that are relying on the Exemptive Order.

The replacement of ADAM of America by its subsidiary PFA as Adviser means that the current Wholly Owned Subadvisers will no longer fall within the definition of "Wholly Owned Subadviser" since they will be sister companies of the entity serving as the Adviser and not its wholly owned subsidiaries. They will, of course, continue to be wholly owned subsidiaries of ADAM of America, as will PFA. Allowing PFA to rely on the Exemptive Order will allow these wholly owned subsidiaries of ADAM of America to continue to be treated as Wholly Owned Subadvisers under the Exemptive Order.

Legal Analysis

While the replacement of ADAM of America by PFA will involve a nominal change in the Adviser, there will be no change in the personnel providing investment advisory services[2] to the Funds. All personnel providing investment advisory services who are employees or officers of ADAM of America are already also employees or officers of PFA.[3] Furthermore, there will be no change in the procedures by which Subadvisers to the Funds are hired or terminated or have material terms of their contracts amended. Eligible Subadviser Changes will continue to require the approval of a majority of those trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Trust (the "Independent Trustees") and Ineligible Subadviser Changes will continue to be submitted to the shareholders of the applicable Fund for approval. Disclosure regarding aggregate fees paid to the Adviser and the Subadvisers for the Funds, to the extent permitted by the Exemptive Order, will continue to be provided by the Trust.[4] PFA agrees to comply with the terms and conditions of the Exemptive Order as though such terms and conditions were imposed directly on PFA.

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[2] In the context of an investment adviser serving as a "manager of managers," such as the Adviser, the personnel providing "investment advisory services" are those persons responsible for selecting, monitoring and terminating Subadvisers.

[3] Upon the replacement of ADAM of America by PFA, all such persons will become employees or officers solely of PFA except for Mr. Stephen Treadway, who will remain a "dual officer" of both ADAM of America and PFA. While certain other personnel of both ADAM of America and PFA will remain "dual" employees or officers, Mr. Treadway is the only such person who provides investment advisory services to the Funds. Mr. Treadway currently serves as a Managing Director of ADAM of America and a Managing Director and Chief Executive Officer of PFA.

[4] The Exemptive Order provides for relief from various disclosure provisions of the Act pertaining to advisory fees paid by the Funds. Rather than disclosing the separate fees paid to the Adviser and each Subadviser individually, the Trust may disclose for each Fund (both as a dollar amount and as a percentage of the Fund's net assets): (a) aggregate fees paid to the Adviser and Wholly Owned Subadvisers; (b) aggregate fees paid to Non-Affiliated Subadvisers; and (c) the fee paid to each Subadviser that is not a Wholly Owned Subadviser or a Nonaffiliated Subadviser.

The transfer of ADAM of America's investment advisory function to PFA will not result in any changes in the nature of the services rendered or the associated fee rates payable. Specifically, fee rates payable to PFA will be the same as those presently in effect and PFA will assume all of the duties and obligations currently imposed on ADAM of America pursuant to its existing Advisory Agreement and Subadvisory Agreements.[5] While the Funds are served by Subadvisers that are contractually responsible for providing day-to-day portfolio management services, no changes will be made to those subadvisory arrangements in connection with the transfer (except that the Subadvisers will serve subject to the direct supervision of PFA rather than ADAM of America). Moreover, the Subadvisers will remain subject to the ultimate supervision of the Board. Thus, as to the Funds, the restructuring will be purely a "change of form and not substance,"[6] as the Funds will continue to receive the same services as they presently receive, rendered by the same personnel, and for the same fees.

We note that the Staff has previously granted similar no-action relief on several occasions and under substantially comparable facts and circumstances, allowing investment companies to rely on existing exemptive orders to engage in practices consistent with, but not expressly authorized by, such existing orders.[7] More specifically, in several cases no-action relief was granted where successor investment advisers sought to rely upon existing exemptive orders granted to affiliated predecessors.[8] In each of these latter cases, the predecessors transferred their operations to an affiliated successor and the successor represented that it would provide substantively the same services to the affected registered funds for the same fees.

Conclusion

We believe that allowing PFA and the Original Applicants to rely on the Exemptive Order is consistent with the provisions, policies, and purposes of the Act and with the Staff's prior no-action positions. We therefore respectfully request that the Staff confirm that it will not recommend enforcement action against the Original Applicants or PFA if PFA relies on the Exemptive Order. The Board of Trustees of the Trust has approved the replacement of ADAM

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[5] It is our opinion that the transfer of the investment advisory function to PFA will satisfy the requirements of the safe harbor afforded by Rule 2a-6 under the Act. However, we are not requesting Staff review, approval or acquiescence on this issue.

[6] The Great-West Life Assurance Company, *et al.*, SEC No-Action Letter (Sept. 30, 1996).

[7] *See, e.g.,* UAM Funds Inc., SEC No-Action Letter (Sept. 24, 2001); Prudential Investment Management Services LLC, SEC No-Action Letter (Apr. 19, 2001); Morgan Stanley Co. Inc., *et al.*, SEC No-Action Letter (Sept. 24, 1998).

[8] *See, e.g.,* The Great-West Life Assurance Company, *et al.*, SEC No-Action Letter (Sept. 30, 1996); Goldman Sachs Group of Funds, SEC No-Action Letter (Nov. 22, 1991); Federated Investors, Inc., SEC No-Action Letter (Sept. 22, 1989).

of America with PFA contingent upon the granting of the relief requested herein. Applicants intend to effect the replacement prior to November 1, 2002, the date by which the Trust's prospectuses will be reprinted in connection with the Trust's annual update.

Thank you for your attention to this matter. If you have any questions or would like additional information regarding this request, please do not hesitate to call the undersigned at 617-951-7567 or J.B. Kittredge at 617-951-7392.

Very truly yours,

Gail B. Spayde